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SEC FILE NUMBER
8-67854

ANNUAL REPORTS
FORM X-17A-5
PART III

Non-Confidential, Public Copy

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Columbia Capital Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1999 Avenue of the Stars, Suite 1100
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael D. Donahue	310-883-4686	mdonahue@cca-ccs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – If individual, state last, first, and middle name)

A-94/8, Wazipur Industrial Area, Main Ring Road	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael D. Donahue, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Columbia Capital Securities, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:

JODY CLAIRE LANDERS
Notary Public - California
Los Angeles County
Commission # 2389690
My Comm. Expires Jan 31, 2026

President

[signature]
Notary Public 3.31.2023

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Columbia Capital Securities, Inc.

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Columbia Capital Securities, Inc. (the "Company") as of December 31, 2022, and the related notes to the statement (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP
(*Formerly known as* AJSH & Co LLP)

We have served as Columbia Capital Securities, Inc.'s Auditor since 2021.

New Delhi, India

March 31, 2023

Columbia Capital Securities, Inc.
Statement of Financial Condition
December 31, 2022

Assets

Cash	$ 51,181
Accounts receivable – others	15,439
Other Assets	3,720
Total Current Assets	70,340
Equipment - at cost, net of accumulated depreciation of $2,616	925
Total Assets	$71,265

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable	3,952
Other	21
	3,973
Shareholder's Equity	
Common stock $1 par value, 100,000 shares Authorized; 11,000 issued and outstanding	11,000
Paid-in capital	30,500
Retained earnings	25,792
Total Shareholder's Equity	67,292
Total Liabilities and Shareholder's Equity	$71,265

See accompanying notes to financial statements

Columbia Capital Securities, Inc.
Notes to Financial Statements
December 31, 2022

Note 1 – Organization and Nature of Business

Columbia Capital Securities, Inc., a California Corporation (the "Company") located in Los Angeles, California was incorporated Jul) 26, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), is a Member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Compan) previously operated under the name CCA Securities (from 2007-2009)

Note 2 – Significant Accounting Policies

Basis of Presentation
The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services including:

- Private Placement of Securities; and
- Mergers and Acquisition services.

The Company does not claim an exemption pursuant to Rule 15c3-3(k)(2)(i). The Company relies on Footnote 74 of the Securitie and Exchange Commission Release No. 34-70073. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 unde the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of Americ requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosur of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Investment banking revenue is earned in the form of advisory fees and success fees and reported under the caption "Advisory Fees' Advisory fees are recognized in accordance with the payment schedule outlined in the agreement. Success fees are earned an recognized upon the closing or completion of a transaction or once the Company becomes aware of the closing. Success fees ar generated for services related to a limited number of transactions. Other Income is revenue earned in the form of administrativ fees and recognized when invoiced. Due to the nature of the Company's business, the size of any one transaction may be significar to the Company's operations for the period.

As of January 1, 2019, the Company adopted ACS 606.

Columbia Capital Securities, Inc.
Notes to Financial Statements
December 31, 2022

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain.

Management has considered its tax positions and believes that the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The
Company is subject to examinations by U.S. Federal tax authorities from 2017 to the present, and by the State tax authorities from 2016 to the present.

Cash and Cash Equivalents
For the purposes of balance sheet classification and statement of cash flows presentation, the Company hasdefined cash equivalents as highly liquid investments, with original maturities of less than three months thatare not held for sale in the ordinary course of business.

Equipment
Items capitalized as equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Accounting Pronouncements

Effective January 1, 2019, the Company recognizes its revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of this guidance did not have a material impact on our financial statements.

There were no other new accounting pronouncements relevant for the year ended December 31, 2022 that we believe would have a material impact on our financial position or results of operations.

Columbia Capital Securities, Inc.
Notes to Financial Statements
December 31, 2022

Note 5 – Fixed Assets

The Company's property and equipment as of December 31, 2022 are as follows:

Equipment	$3,541
Less: Accumulated Depreciation	$2,616
Balance as on December 31, 2022	$ 925

During the year ended December 31, 2022 the Company recognized accumulated depreciation of $2,616. The equipment is depreciated over the estimated useful life of five years utilizing the straight line method of depreciation.

Note 7– Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $47,207 which was $42,207 in excess of its required net capital of $5,000 The Company's net capital ratio was .08 to 1.

Note 8 – Accounts Receivable

During the year ended December 31, 2022, the Company had $15,439 accounts receivable from its clients.

Note 11– Exemption from the SEC Rule 15c3-3

The Company is solely engaged in two types of business i.e., mergers and acquisitions and private placements. The Company does not carry or hold customer funds or securities and does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 issued by SEC staff. The Firm represents that it does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

Note 12 – Operating Leases

The Company leased office space as part of an expense sharing agreement with two affiliated companies (see note 6). Rent expense for the year ended December 31, 2022 was $24,382.

Note 13 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2022, through March 29, 2023, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Columbia Capital Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3.

The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073.

The Company did not, nor will it ever handle customer cash or securities during the year ended December 31, 2022. The Company does not have nor ever had any customer accounts.

Columbia Capital Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3.

The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073.

The Company did not, nor will it ever handle customer cash or securities during the year ended December 31, 2022. The Company does not have nor ever had any customer accounts.

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Columbia Capital Securities, Inc.

We have reviewed Columbia Capital Securities, Inc.'s assertions, included in the accompanying Columbia Capital Securities, Inc.'s Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to mergers & acquisitions, and private placements of securities and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2022, without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP
(*Formerly known as* AJSH & Co LLP)

New Delhi, India
March 31, 2023

Columbia Capital Securities, Inc.

Exemption Report Pursuant to Amendments to Rule 17a-5

Reports to be Made by Certain Brokers & Dealers

To the best knowledge and belief of Columbia Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 15a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best oy its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 24015c3-3;

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to: (i) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (ii) receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers; and

(3) The Company: (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); and (ii) did not carry accounts of or for customers: and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I Michael D. Donahue, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Donahue,
President Columbia Capital Securities, Inc.

Dated: March 31, 2023